UNIBANCO HOLDINGS S.A.

CNPJ 00.022.034/0001-87	NIRE 35300140443

PUBLICLY-HELD COMPANY

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON FEBRUARY 28, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 8am.

CHAIRMAN:	Pedro Moreira Salles

QUORUM:	All elected shareholders

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, pursuant to the terms of the Company’s By-Laws, approves the execution of Protocol and Justification of Spin-Off, by the management bodies of the Company and of E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. (“E.JOHNSTON”), company with registered offices located in the city of Matão, State of São Paulo, at Rodovia Washington Luiz (SP 310), Km 307, enrolled with the Corporate Taxpayer Registry under CNPJ No. 00.025.238/0001-71 (“Protocol and Justification”), hereby authorizes the Officers of the Company to negotiate and execute, in sets of two, said document on behalf of the Board of Directors.

Moreover, the Board of Directors proposes to the shareholders to hold a Shareholders Meeting in order to decide on the following proposals:

(i)	approval of the Protocol and Justification;

(ii)	approval of the Company partial spin-off, with transfer of portion of its assets to E.JOHNSTON;

(iii)
approval of reduction of the capital stock in R$ 6,192,906,223.45 (six billion, one hundred and ninety two million, nine hundred and six thousand, two hundred and twenty three reais and forty five cents), without cancelation of shares, due to the transfer of portion of the Company assets to E.JOHNSTON, with the consequent amendment to the caput of Article 5 of the By-Laws, that should be in force with the following wording:

“Article 5: The capital stock is R$ 106,979,457.59 (one hundred and six million, nine hundred and seventy nine thousand, four hundred and fifty seven reais and fifty nine cents), divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand and six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand and nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand and seven hundred and two) are preferred shares”

(iv)	approval the Company’s By-Laws consolidation; and

(v)
authorization for the Company management, represented in the form of the By-Laws, to perform all acts and execute all documents necessary for the implementation and formalization of the decisions hereunder proposed.

São Paulo, February 28, 2009. (aa) Pedro Moreira Salles and Israel Vainboim.

This is a copy of the original document, execute at the adequate book.

São Paulo, February 28, 2009.